Mail Stop 3561

April 22, 2008

Mr. Stephen L. Day
President and Chief Executive Officer
Dover Saddlery, Inc.
525 Great Road
Littleton, MA   01460

>   **Re: Dover Saddlery, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2007**
>   **Filed March 31, 2008**
>   **File No. 0-51624**

Dear Mr. Day:

    We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

1.   Where a comment below requests additional disclosure to be included, please show us in your supplemental response what the revised disclosures will look like. These additional disclosures should be included in your future filings.

Item 1. Business

The Company, page 2

2.   We note from your disclosure that you offer a comprehensive selection of products which
        you summarize into three main categories: (1) saddles and tack; (2) specialized apparel;
        and (3) horse care and stable products. Please disclose in tabular form for each period
        presented the amount or percentage of total revenue contributed by each class of similar
        product or service. Refer to Item 101(c)(1)(i) of Regulation S-K. Also, revise the notes
        to your financial statements to provide the disclosure required by paragraph 37 of SFAS
        131.

Retail Store Locations, page 11

3.   You disclose that there are three primary store format models. Please disclose the store
        format model for each operating location presented.

4.   Please revise your disclosure to include a table of stores opened at the beginning and end
        of each period presented, new store openings, closings, and conversions each period so
        that investors can better understand the changes that occur in your store operations and
        new store activity.

Item 6. Selected Financial Data, pages 29 and 30

5.   You disclose EBITDA, the non-GAAP measure, in the table and in footnotes (1) and (2)
        you discuss the manner in which you use it and its limitations. However, you disclose
        EBITDA is adjusted for non-cash stock-based compensation which is not included in the
        calculation of EBITDA. Please revise your presentation to remove the non-cash stock-
        based compensation amount from your calculation of EBITDA, or retitle your non-
        GAAP measure as "Adjusted EBITDA." Please revise your disclosure accordingly
        elsewhere in the filing to address this item.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations

Cost of Revenues, page 32
Selling, General and Administrative Expenses, page 33

6.   Please explain to us and revise your disclosure to include where you classify the cost of
        operating your retail stores other than the cost of products sold.

Results of Operations

Comparison of Years Ended December 31, 2007 and 2006, page 35

Revenues

7.   You disclose and discuss same store or comparable store sales data and results to explain the business reason for the overall change in total revenues each year.   Please explain to us and revise your disclosure to indicate how you determine the stores that are included in arriving at your same store sales information each period. Your revised disclosure should clarify the number of months a store must be open to be included in your calculation of same store or comparable store data. If you include all stores that were open during all of both periods being compared, please state so to help investors understand your calculation of same store data. Please also disclose how you treat relocated, converted remodeled or expanded stores in your same store comparisons each period.

Liquidity and Capital Resources

Contractual Obligations, page 40

8.   Please revise your disclosure to provide the amount of scheduled or estimated interest payments for each period on the revolving credit facility and the senior subordinated notes. Because disclosures in the table are aimed at increasing the transparency of cash flows, we believe the amount of expected interest payments should be included. Please also disclose any assumptions used to estimate future interest payments. Refer to Item 303(a)(5) of Regulation S-K.

Item 8. Financial Statements and Supplementary Data

Consolidated Financial Statements

Consolidated Statements of Cash Flows, page 49

9.   Based on your disclosure on page 51, it appears you have reclassified cash overdrafts to short-term borrowings on your balance sheets. Please tell us how you have treated cash overdrafts in your consolidated statements of cash flows. We generally expect activity in cash overdrafts to be presented as financing cash flows. If this is not the case, please tell us the basis in GAAP for your treatment.

Notes to Consolidated Financial Statements
Note 2 – Summary of Significant Accounting Policies

Segment Information, page 50

10.   We note your disclosure that the Company views its operations and manages its businesses as one operating segment utilizing a multi-channel distribution strategy. Also, your disclosure on pages 9 through 11 discuss the percentage of revenue you generate annually through the 10 retail stores operated, internet and catalog sales channels. Based on your disclosure regarding fiscal 2007 and the nature of your business, it would appear that you may have more than one reportable segment, particularly when considering that retail stores contributed 25%, and the remaining 75% from direct sales, wherein 32% was contributed by the internet and the other 43% was contributed catalog sales. Please explain to us how you determined that you have only one reportable segment. In this regard, tell us what operating segments you have identified in your business as defined in paragraph 10 of SFAS 131 and the basis you use to aggregate them into one reportable segment to comply with paragraph 17 of SFAS 131. Please support your discussion with quantitative information where necessary and provide us with examples of reports that you prepare and use to manage your business. For example, explain to us and provide support as to why you believe that long-term gross margin trends are the same for your principal sources, retail stores, internet and direct sales.

Revenue Recognition, page 50

11.   You disclose that revenues from merchandise sales are recognized at the time of shipment to catalog and internet customers. Please expand your disclosure to state when title transfers to the customer in these transactions. Supplementally, please explain to us how your accounting policy for catalog and internet sales complies with the delivery and performance requirements of SAB Topic 13:A. If shipping terms determine risk of loss during shipment and/or title transfer to the customer, please explain them to us and revise your disclosure to clarify these terms. Explain who is responsible if merchandise is damaged during the shipping process. If revenue on these sales is recognized prior to the transfer of title and delivery of the merchandise to the customer, please clarify how your policy complies with GAAP.

General

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosures in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filings.

Please send us your response to our comments within ten business days from the date of this letter. You should provide a cover letter keying your response to our comments, and provide the requested supplementary information, if any. Where our comment requests you to revise future filings, we would expect that information to be included in your next filing. If you believe complying with a comment is not appropriate, please tell us why in your letter. Your supplemental response should be submitted in electronic form on EDGAR as a correspondence file. Refer to Rule 101 (a) of Regulation S-T.

You may contact Milwood Hobbs, Staff Accountant, at (202) 551-3241 or Donna Di Silvio, Senior Staff Accountant, at (202) 551-3202, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3720 with any other questions.

Sincerely,

Michael Moran
Accounting Branch Chief